

Mail Stop 4561

July 20, 2017

Steven Wolberg
Chief Legal Officer & Secretary
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

     Re: **Net Element, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed July 12, 2017
              File No. 001-34887

Dear Mr. Wolberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 2: "Approval of Amendment to the Company's . . . ," page 17

1.   You state on page 20 that the number of shares reserved for issuance will be reduced proportionately. However, in the table on page 21, the number of shares reserved for issuance under "After Reverse Stock Split Assuming Certain Ratios" does not appear to have been reduced according to the various reverse stock split scenarios. Please revise or advise. Further, if not already disclosed, include the estimated number of shares issuable under the Purchase Agreement with Cobblestone Partners, LLC in the "Number of Shares Reserved for Issuance" row. Also include a brief discussion of each purpose underlying the shares reserved for issuance.

Proposal 5: "Approval of the Issuance Pursuant to the Stock Purchase . . . ," page 33

2.   Please disclose the number of shares that you reasonably expect to issue under the Purchase Agreement with Cobblestone Partners, LLC based on recent closing bid prices.

Steven Wolberg
Net Element, Inc.
July 20, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or Ji Shin, Attorney-Adviser, at (202) 551-3579 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Serge V. Pavluk
        Snell & Wilmer L.L.P.